Exhibit 99.1

VIQ Solutions Expands Media Footprint, Signs New Contracts with Top Global News Outlets and Renews Contract with Industry News Leader for Five Years

VIQ’s AI-powered solutions create highly accurate, verbatim transcripts of broadcast programming in minutes using seamless workflows

PHOENIX, ARIZONA, October 21, 2021 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced its subsidiary, VIQ Media, has entered into two new contracts, valued at approximately $580,000, to provide rush verbatim transcripts and global newswire distribution to top global news agencies. The Company also announced the five-year renewal of its largest media client, representing an average annual revenue of approximately $1.9 million, beginning April 2022. All amounts in this news release are expressed in U.S. dollars unless otherwise stated.

VIQ Media traces its roots back to the transcript division of the Reuters News Service and continues at the forefront of what is next in the industry. VIQ is committed to developing and swiftly applying technological advancements to aid broadcasters as they navigate the transformation of the media segment.

“We are proud that such esteemed organizations that deliver Political, Financial and General Interest news daily, continue to trust us with the critically important role of accurately rendering and distributing their news content quickly and efficiently,” said Elizabeth Pennell, President of VIQ Media. “These contractual relationships attest to our ability to exceed expectations and aid in the transformation of the media segment.”

The contracts encompass transcription services, video logging, program monitoring, and newswire and database distribution of text transcripts produced by VIQ to provide greater exposure and revenue generation, which help offset transcription cost. FirstDraft services are key to fulfilling the contractual obligations and further enhance access to text-based documentation in near real-time. The addition of video logging, a new service offering, resulted from the consolidation of multiple vendor contracts.

VIQ leads the digital transformation with innovative technologies that deliver faster and accurate transcripts while securely protecting confidential information. VIQ services reduce costs, decrease turnaround times, increase transcript accuracy, and provide digitized innovation to the industry.

“In a year dominated by major news events, the need for secure, AI-powered transcription services have increased exponentially,” said Susan Sumner, President and Chief Operating Officer of VIQ. “VIQ uses sophisticated technology to enable the fast, accurate, and affordable production of text effectively supporting the real-time demands of expanded streaming, social media, and 24-hour news cycles.”

For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Ph. 1-914-598-7733
Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this news release include, but are not limited to, statements with respect to the expected average annual revenue of the renewal contact and VIQ’s commitment to developing and swiftly applying technological advancements to aid broadcasters.

Forward-looking statements or information is based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s recent initiatives, and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s base shelf prospectus dated June 10, 2021 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.